John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

December 27, 2016

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. Rossotto:

     On October 11, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 128 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 128 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement relating to the Taylor Frigon Core Growth Fund (the “Fund”). The Amendment was filed for the purposes of adding the Fund to the Trust as a new series.

     You recently provided comments to us relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized your comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary – Fees and Expenses of the Fund

1. Comment: Please confirm supplementally to the Staff whether there will be an expense limitation agreement in place between the Fund and Adviser to limit fees and expenses of the Fund.

   Response: The Adviser does not intend to enter into an expense limitation arrangement at this time.

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 27, 2016

Summary – Principal Investment Strategy of the Fund

2. Comment: If the Fund will invest in emerging markets securities please disclose in the strategies section and add the associated risk in the risk section.

   Response: The Adviser has indicated that investments in emerging markets securities is not a principal strategy at this time and, as such, no additional disclosure has been added.

3. Comment: Generally, in regards to the strategy, does the Adviser have an initial universe of companies it considers. If so, please modify the disclosure to provide this information.

   Response: The Adviser has advised the Trust that it does not limit the Fund’s initial universe of companies. As such, the Trust has not modified the disclosure in response to this comment.

4. Comment: The last two bullet points that are part of the 3rd paragraph seem very broad and vague. Please consider adding more disclosure to these bullet points to better explain what the Adviser reviews to select its stocks.

   Response: The Trust has revised the disclosure as you have requested. .

5. Comment: In the sentence following the bullet point list, please explain what is meant by “a review of global macro trends, themes and paradigm shifts…”.

   Response: The Trust has revised the disclosure as you have requested. .

6. Comment: Please confirm supplementally to the Staff whether the Fund intends to concentrate in a particular industry or group of industries. The below sentence refers to areas that could be categorized as industries or sectors. Please clarify and adjust the disclosure as needed.

   The Fund may invest a large percentage of its assets in a few sectors, including but not limited to information technology, industrials, health care, consumer discretionary, and financials.

   Response: The Adviser has confirmed that the Fund does not intend to concentrate in any particular industry or group of industries.

7. Comment: The last paragraph in this section discusses holding cash. Will holding cash be a principal investment strategy of the Fund? If it is a temporary strategy, please move the disclosure to the Item 9 disclosure or the Fund’s SAI. If the strategy is a principal strategy, please delete the words “temporary measures.”

   Response: The Adviser has advised the Trust that utilization of cash is a temporary strategy and not part of the principal investment strategies. The Trust has revised the disclosure accordingly.

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 27, 2016

Summary – Principal Risks of Investing in the Fund

8. Comment: Please explain why the “Risks in General” are applicable specifically to the Fund. The risk disclosure should apply to the risks of investing in the Fund only. Consider combining this risk disclosure into the risks of investing in Common Stocks.

   Response: The Trust has revised the disclosure as you have requested.

9. Comment: In regards to the “Growth Risk” there is no indication in the principal investment strategies section that the Fund may invest in growth stocks. Consider moving the first sentence from the risk section into the strategies section. Further, consider adding disclosure as to how the Adviser will determine what it considers a growth company.

   Response: The Trust has revised the disclosure as you have requested.

10. Comment: In regards to the “Sector Risk,” please delete the term “group of industries” as this is a legal term under the 1940 Act and the disclosure here indicates that the Fund will concentrate in a group of industries while the disclosure in the SAI indicates that it will not.

     Response: The Trust has removed the language as you have requested.

11. Comment: The Fund’s investment strategy states that the Fund may focus on certain sectors, such as information technology, industrials, health care, consumer discretionary and financials. If the Fund focuses on such sectors, please revise the sector risk to disclose the risks associated with investments in each of these sectors.

     Response: The Fund will not limit investments to one particular sector and it may focus its investments in any sector or industry where the Adviser believes it can find growth. The examples that are provide in the disclosure are noted based on the Adviser’s view that these sector tend to be where growth industries are in the current and foreseeable economic environment. In this regard, the Trust has revised the disclosures to add risk disclosures about each of these sectors.

12. Comment: If the Fund invests in unsponsored ADRs, please add risks relating to such investments.

     Response: The Adviser has advised the Trust that it does not intend to invest in unsponsored ADRs and accordingly the Trust has not added any disclosure in response to this comment.

13. Comment: Please consider changing the “New Fund Risk” to “Limited History of Operations Risk.”

     Response: The Trust has revised the disclosure as you have requested.

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 27, 2016

14. Comment: The disclosure in the “Cash Investment Risk” begins with “from time to time.” Using this phrase implies that this is not a principal investment strategy and, as such, the risk should be deleted. See also Comment #7.

     Response: See response to comment #7 above.

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

15. Comment: Please revise the first paragraph following the bullet point list utilizing more “Plain English” principals and to remove jargon, such as “themes and paradigm shifts.”

     Response: The Trust has revised the disclosure to address your comment.

16. Comment: In the third paragraph following the bullet point list, please explain what is meant by “… management’s ability to convey a business strategy that aligns with the Adviser’s thesis for the company’s business prospects.”

     Response: The Trust has revised the disclosure to address your comment.

17. Comment: See Comment #7 above on the proper location for the Cash Investment Risk disclosure, i.e., keeping it in Item 9 disclosure or moving it to the SAI depending on whether this is a principal investment strategy of the Fund.

     Response: See response to comment #7 above.

Investment Adviser

18. Comment: If the Fund is the first mutual fund the adviser has provided advisory services to please disclose in this section. Please also provide the Adviser’s current assets under management as of a recent date.

     Response: The Trust has revised the disclosure as you have requested.

19. Comment: Pursuant to Item 10(a)(2) of Form N-1A, please provide the last five years of experience for Mr. Frigon.

     Response: The Trust has revised the disclosure as you have requested.

20. Comment: Please explain what services are provided under the Services Agreement and why the fee associated with this Agreement is not included in the fee table.

     Response: The Trust has revised the disclosure to clarify the services to be provided and obligations assumed under the Services Agreement. The Trust notes that the fees payable under

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 27, 2016

the Services Agreement of 0.45% are include in the fee table under the caption “Other Expenses.”

21. Comment: Please explain supplementally to the Staff the breakpoints to be provided for in the Services Agreement. Currently, there is a blank but it appears that the breakpoint will be backward and will not be in the Fund’s best interest.

     Response: The service fees are 0.45% for assets up to $100 million and 0.25% for assets in excess of $100 million. The Trust has updated the disclosure to reflect this arrangement.

Adviser’s Related Performance

22. Comment: The Staff is not convinced that this disclosure is not misleading as the strategy of the Composite does not seem to relate to the strategy of the Fund and, as such, would not comply with the Nicholas Applegate no-action letter requirements (Nicholas Applegate Mutual Funds, 1996 SEC No Act. LEXIS 674 (Aug. 6 1996)(“Nicholas Applegate”). The Staff suggests that the Trust remove the prior performance section in its entirety as it may be misleading to investors.

     Response: The Trust respectfully disagrees with this Staff comment. The general conditions of Nicholas Applegate (as applied to the Fund) are: (1) are that the related performance must reflect all accounts managed with investment objectives, policies and strategies substantially similar to those to be used by the Fund; (2) the relative size of the fund to the accounts should be sufficiently comparable to ensure relevancy; and (3) the disclosure must clearly state that the performance of the accounts is not that of the Fund and should not be interpreted as an indication of how the Fund will perform. We note that in a subsequent letter issued by the Staff indicated that it was not necessary to include all of the accounts (i.e., accounts could be excluded), provided such exclusions would not cause the performance presentation to be misleading (see Nicholas Applegate Mutual Funds, 1997 SEC No Act. LEXIS 264 (Feb. 7 1997). The Trust believes that it is able to satisfy all of these conditions and is therefore declining to remove the related performance information in response to this comment. The Trust also notes that the Adviser has represented to the Trust that the investment objectives, policies and strategies that will be utilized by the Fund are substantially similar to those of the accounts represented in the Composite.

23. Comment: The first line in this section states that the Composite is equity accounts that are substantially similar to the Fund, but the Composite should be of all equity accounts. Please clarify and adjust the disclosure as needed.

     Response: The Trust respectfully disagrees with this Staff comment. The Trust believes this disclosure is directly on point and consistent with applicable Staff positions. As noted in the Response to Comment #22, the general conditions of Nicholas Applegate (as applied to the Fund) are: (1) are that the related performance must reflect all accounts managed with investment objectives, policies and strategies substantially similar to those to be used by the Fund; (2) the relative size of the fund to the accounts should be sufficiently comparable to ensure

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 27, 2016

relevancy; and (3) the disclosure must clearly state that the performance of the accounts is not that of the Fund and should not be interpreted as an indication of how the Fund will perform. We note that in a subsequent letter issued by the Staff indicated that it was not necessary to include all of the accounts (i.e., accounts could be excluded), provided such exclusions would not cause the performance presentation to be misleading (see Nicholas Applegate Mutual Funds, 1997 SEC No Act. LEXIS 264 (Feb. 7 1997). The Trust believes that it is able to satisfy all of these conditions and is therefore declining to remove the related performance information in response to this comment. The Trust also notes that the Adviser has represented to the Trust that the investment objectives, policies and strategies that will be utilized by the Fund are substantially similar to those of all of the accounts represented in the Composite.

24. Comment: The strategy of the accounts making up the Composite does not seem to match the type of strategy the Fund will employ. Please clarify and adjust the disclosure as needed.

     Response: The Trust respectfully disagrees with this Staff comment. The Adviser has advised the Trust that the Fund will be managed with objectives, polices and strategies that are substantially similar to the accounts represented in the Composite. The Trust is declining to make adjustments to the disclosure in response to this comment.

25. Comment: Please confirm supplementally to the Staff that all accounts advised with substantially similar objectives, strategies and policies are included in the Composite. If there are exclusions, please explain the rationale for the exclusions.

     Response: The Adviser has advised that all accounts advised with substantially similar objectives, strategies and policies are included in the Composite.

26. Comment: The disclosure on the Composite states that it may use leverage. This does not seem to be a strategy used by the Fund. Please explain to the Staff how the Composite is substantially similar to the Fund.

     Response: The Adviser has confirmed that the utilization of leverage is extremely limited and only used in discrete instances such as where a private account client requests a distribution for personal reasons but the manager determines that it is not advantageous to liquidate positions at that particular time – in such instances, the margin account may be utilized to satisfy the client need for cash. The Adviser has advised that these types of circumstances are extremely rare, but that the GIPS verifier nonetheless requires the disclosure regarding leverage. Based on the foregoing, the Adviser has advised the Trust that the objectives, strategies and guidelines that will be utilized for the Fund are substantially similar to that of the Fund despite this minor difference (i.e., the Fund does not intend to use leverage. Accordingly, the Trust does not intend to revise the disclosure or to remove the related performance.

27. Comment: The disclosure on page 11 notes that the Composite returns are “presented gross of fees and net of fees and expenses.” Please confirm to the Staff that the Composite returns are presented net of all fees and expenses.

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 27, 2016

     Response: The Adviser has represented to the Trust that the net performance is presented net of all fees and expenses.

28. Comment: On page 11, please remove the column titled “cumulative.” The Staff does not understand the meaning and contents of this column and believes it is misleading. Should you determine to keep this chart and the Prior Performance please revise the chart to present the 1-year, 5-year and 10-year (or since inception) periods and exclude the 2-year and 3-year returns.  Alternately, if you retain the “cumulative” column, please provide a footnote as to what cumulative means (i.e., total performance since inception date to present).

     Response: The Adviser has advised the Trust that the use of cumulative performance returns is common in the industry and that such returns reflect the aggregate amount an investment has gained or lost over time. The Trust believes that there are no applicable regulations the restrict the utilization of such a performance presentation as supplemental performance information. The Trust notes that the prospectus currently includes disclosure for the 1-year, 5-year and since inception average annual returns. The Trust notes that there no applicable restrictions on including the 2-year and 3-year average annual returns supplementally. As you have requested, Trust has added a footnote to the first chart to explain that the cumulative return reflect total returns since inception. Accordingly, the Trust is not revising the disclosure with respect to this aspect of the comment.

29. Comment: The chart on page 12 is very technical and it is unclear to the Staff what is being shown in the chart and the significance of the chart. This does not appear to relate to the Fund and should be removed.

     Response: The Trust respectfully disagrees and is declining to take this comment. Notwithstanding, the Trust will enhance the disclosure to provide additional information explaining certain terms utilized in the chart.

30. Comment: Please explain what is meant by the “Core Growth Composite.” Is this different from the “Taylor Frigon Core Growth Composite” or the “Composite” described in this section?

     Response: The terms noted in your comment are referring to the same composite of separate accounts. The Trust has revised the disclosure to clarify and add consistency in the use of terms.

Statement of Additional Information

Trustees and Officers

31. Comment: In the Trustee table, please change the column on other directorships to read “Other Directorships Held By Trustee Over the Past Five Years.”

     Response: The Trust has revised the disclosure as you have requested.

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 27, 2016

Portfolio Transactions and Brokerage

32. Comment: In the final paragraph in this section, the Trust notes the codes of ethics may be obtained from the SEC. Please delete this disclosure as it is incorrect.

     Response: The Trust has revised the disclosure as you have requested.

Following your initial comments, you subsequently provided additional comments that we have listed below:

33. Comment: In regards to the section “Adviser’s Related Performance,” please represent to the Staff that the inclusion of those accounts that may utilize leverage, even to limited purposes are noted in your Responses above, do not make the performance misleading.

     Response: The Adviser has represented to the Trust that the use of leverage by the accounts contained in the Composite is immaterial and does not operate to make the disclosed performance provided misleading.

34. Comment: In the second chart presented in the section “Adviser’s Related Performance,” please remove column two containing the total firm assets. Further, the Staff would like the chart to be taken apart so that the standard deviation would be included in a separate table and the dispersion would also be included in a separate table. The Staff believes that the performance of the Composite side by side in the same chart as these two items can be confusing.

     Response: The Trust respectfully disagrees with the Staff’s views and is declining to adjust the disclosure in response to this comment.

*       *       *       *       *       *

     Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively